(h)(1)(ii)

August 1, 2014

Voya Separate Portfolios Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated August 1, 2014, we have agreed to waive the administrative fee payable to us under the Amended and Restated Administration Agreement, dated March 7, 2013, as amended, between Voya Separate Portfolios Trust, formerly ING Separate Portfolios Trust, and Voya Funds Services, LLC, formerly ING Funds Services, LLC (the “Agreement”).  Such waiver will be in an amount equal to the administrative fee allocated to, and otherwise payable by, the Class P shares of Voya Investment Grade Credit Fund, formerly ING Investment Grade Credit Fund, a series of Voya Separate Portfolios Trust, thereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the administrative fee in this manner for the period from August 1, 2014 through August 1, 2015 (the “Waiver Period”).

Voya Funds Services, LLC acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Funds Services, LLC

Agreed and Accepted:

Voya Separate Portfolios Trust

(on behalf of the Funds)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President